Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

For the Nine Months Ended September 30, 2017
(Dollars in thousands)
Income before unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	$448,201
Interest expense
Senior notes payable and other debt	336,245
Distributions from unconsolidated entities	9,725
Earnings	$794,171
Interest
Senior notes payable and other debt expense	$336,245
Interest capitalized	3,310
Fixed charges	$339,555

Ratio of Earnings to Fixed Charges	2.34